Exhbit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rubicon Minerals Provides Year-End Red Lake Gold Projects Update

    TORONTO STOCK EXCHANGE SYMBOL: RMX
    AMEX SYMBOL: RBY

    TORONTO, Dec. 20 /CNW/ - Further to its news release dated November 15th,
2007, in which Rubicon Minerals Corporation (RMX.TSX:RBY.AMEX) announced a major increase to its 2008 Red Lake drill programs, the Company is pleased to provide a year-end summary of its Red Lake, Ontario projects.

    100% controlled projects

    Rubicon has announced that it plans to drill a minimum of 40,000 metres on its Red Lake projects, including a minimum 30,000 metres (with the balance in contingency) on its 100% controlled projects, summarized below:

    Adams Lake
    ----------

    The Adams Lake project covers a major regional fold closure which is interpreted to be similar in geological setting to the Red Lake Mine (see
Figure 1 at http://files.newswire.ca/617/red_lake.doc, for a compilation map, refer to slide presentation at www.rubiconminerals.com for further details).
An integrated compilation of available data, combined with new soil sampling survey data has identified several high priority drill targets. Gold anomalies in soils appear to be closely correlated with major faults and known surface gold showings, particularly the fold nose itself which represents prime structural sites for Red Lake-style gold mineralization. Soil anomalies are interpreted as high level 'leakage' into younger rocks overlying more prospective Balmer assemblage rocks which, four kilometres to the west, host the world class Red Lake Mine.
    Additional support for the presence of deep seated structures is provided by deep-electromagnetic surveys (TITAN-24) which identify several through-going high angle structures correlating with gold anomalies and known structures at surface. Drilling of priority targets will commence in mid
January 2008 with a minimum 10,000 metres of drilling testing to depths of approximately 1300 metres below surface. This will be the first test of these targets in the Balmer section in this major fold setting. Goldcorp displays a very similar geological and structural model in the general area of Adams Lake on its website (see www.goldcorp.com September, 2007 analyst tour presentation).

    Phoenix Project
    ---------------

    Six drill holes have been completed at the Phoenix Project and have intersected a number of sections with potential for gold mineralization for which assays are pending. Rubicon has recently secured a contract with a second assay laboratory which can accommodate a limited supply of priority samples. It is anticipated that this will improve the assay turnaround for key projects and reduce, but not replace, the reliance on its other assay laboratory.
    Targeting at Phoenix for 2008 drilling is complete and will include approximately 10,000 metres, testing a minimum of seven target areas. New interpretations have identified cross-cutting structural domains, which are of the same orientation as the Mine Trend and Adams Lake structures, testing of which will form an important part of the 2008 drill program.

    East Bay
    --------

    Targeting for East Bay will be completed during January 2008.

    Partner Projects

    Sidace Project (Solitaire Minerals Corporation option to earn
    -------------------------------------------------------------
    55%)
    ----

    Rubicon, funded by partner Solitaire, is drilling a deep drill hole, designed to test down dip of the Main Discovery Zone (MDZ), where Goldcorp and its partner have drilled over 61,000 metres on the adjacent claim to the east.
The MDZ is a gold-bearing sericite +/- pyrite schist (heavily deformed mica-rich unit) interpreted by Rubicon to dip westwards onto its claims.
Rubicon considers the gold system at Sidace to show strong similarities to the
Hemlo-type gold deposit which is a bulk mineable disseminated gold system. It should be noted that this type of gold system differs from the classic high-grade Red Lake type deposit but due to its disseminated style and continuity can represent an attractive economic target.
    The Rubicon drill hole is currently 1956 metres below surface and has intersected 123 metres (core length) of permissive schist units which are characterized by significant alumina- and potassium-rich minerals (white feldspar, sillimanite, garnet, sericite and biotite), variable amounts of pyrite and pyrrhotite (trace to 5%) and local sphalerite and galena (trace to
3%). This is taken to indicate that the MDZ type sequence is present on the
Rubicon claims.
    Assays have been received for a 50.4 metre section of sericite-bearing schist. These indicate a thick section of elevated gold (0.74 g/t over 36.1 metres) including 3.42 g/t gold over 4.6 metres and individual assays up to
7.7 g/t gold over 1.0 metre (see Figure 2 at
http://files.newswire.ca/617/red_lake.doc, for further details refer to
www.rubiconminerals.com). The drill hole is temporarily halted in heavily silicified and altered units and will be continued when drilling resumes in early January.
    Based on features observed in the core, the zone in this location is interpreted to dip approximately 65 degrees to the west and Rubicon estimates that a further 200 metres of the zone can be further tested by the current drill hole before the property boundary is reached. Based on current information, approximately 1200 metres of strike length can be drill tested at this level. The permissive zone is interpreted to enter the Rubicon claims at approximately 800 metres below surface on this section (i.e., 1150 metres above the current intercept). Thus there is potential to explore a significant extent of MDZ-type rocks on the Rubicon claims should results warrant following completion of the current drill hole.
    Solitaire Minerals is currently earning a 55% interest in the Sidace project by spending $2.5 million of which approximately $1.4 million has been spent to date. Additional expenditures at Sidace are at the discretion of
Solitaire and are evaluated based on the recommendations of Rubicon as manager of the project.

    McCuaig JV (Golden Tag 40% JV partner)
    --------------------------------------

    Assays from McCuaig drilling (seven drill holes, 7307.75 metres) have intersected thick (up to 10 metres) anomalous low grade gold sections (100+
ppb) with local veined and visible gold-bearing sections developed within intrusive and Balmer assemblage rocks. These include 9.30 g/t gold over 0.75 metres, part of a section averaging 2.13 g/t gold over 4.7 metres and 5.05g/t gold over 0.7 metres, part of a section averaging 1.03 g/t gold over 9.25 metres. These results are hosted in the margin of a quartz veined diorite intrusive. Drilling has also confirmed the presence of major NE trending fault zones up to 16 metres thick which represent important regional features for possible follow up. Although some assays are still pending, Rubicon does not anticipate any further material change to these results.
    Rubicon's business plan is to provide exposure to high exploration potential and to review new growth opportunities in areas of low political risk in North America. As well as its extensive Red Lake holdings, Rubicon has major land positions in both Alaska and Nevada, the latter being comprised of privately owned mineral rights and Rubicon expects to be active in both areas next year. Private mineral rights are becoming increasingly valuable in the
USA due to uncertainties about possible amendments to the existing US Mining
Act relating to unpatented (Federal government-owned) claims.
    It should be noted that the exact timing of drill programs projected above is dependent on a number of factors. These include drill and drill-crew availability, weather and ice conditions and ongoing results from programs necessitating additional or reduced drilling. It should also be noted that the industry as a whole is facing labour shortages and long assay turnaround times.

    True widths are estimated to be approximately 70% to 90% of reported lengths. All assays were conducted on sawn NQ2 and NQ-sized half core sections. Program assays were completed by ALS Chemex or SGS Minerals Services using the metallic screen fire assay procedure or fire assay gravimetric finish. Standards and blanks were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo, .the project Qualified Person under the definition of NI 43-101.

    Forward-Looking Statements

    This news release contains certain statements that may be deemed
"forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the
Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates",
"believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or
"should" occur. Forward-looking statements in this document include statements with respect to the Company's exploration programs, its expenditures on such exploration programs and the anticipated results of such exploration programs.
    Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include uncertainty with respect to findings under exploration programs and general economic, market or business conditions.
Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.
    These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of management to successfully implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

    The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

    %SEDAR: 00009365E          %CIK: 0001057791

    /For further information: Bill Cavalluzzo, Vice President-Investor
Relations, Toll free at 1-866-365-4706 or by E-mail at
bcavalluzzo(at)rubiconminerals.com/
    (RMX. RBY)

CO:  Rubicon Minerals Corporation

CNW 09:01e 20-DEC-07